UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 2)*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

David J. Winters c/o Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, New Jersey 07046 (973) 263 - 2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,543,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,543,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,543,075

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,232,334

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,232,334

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,232,334

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.7%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	210226106

Item 1.	Security and Issuer.

The name of the issuer is Consolidated-Tomoka Land Company, a Florida corporation (the "Issuer").  The address of the Issuer's offices is 1530 Cornerstone Boulevard, Suite 100, Daytona Beach, Florida 32117.  This Schedule 13D relates to the Issuer's Common Stock, par value $1.00 per share (the "Shares").

Item 2.	Identity and Background.

(a, f)            This Schedule 13D is being filed jointly by Wintergreen Advisers, LLC,  ("Wintergreen  Advisers"), a Delaware limited liability company (the "Investment Manager") and Wintergreen  Fund, Inc. ("Wintergreen  Fund"), a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act") (together, the "Reporting Persons").

(b)            The principal business address of the Reporting Persons is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046.

(c)            Wintergreen Advisers is an investment management firm that serves as the investment adviser to certain private investment funds, including Wintergreen Fund.  Wintergreen Fund is an investment company registered under the Investment Company Act.

(d)            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen Advisers may be deemed to beneficially own 1,543,075 Shares and Wintergreen Fund may be deemed to beneficially own 1,232,334 Shares.  The source of funds used to  purchase  the  Shares was the working capital of Wintergreen  Fund and other  investment  vehicles  managed by Wintergreen Advisers.  The  aggregate  funds  used by the  Reporting  Persons to make the purchases were approximately $74.0 million.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the course of the Reporting Persons' investing activities, and will review their investment in the Issuer on a regular basis.  On Tuesday, January 12, 2016, the Reporting Persons sent a letter, attached hereto as Exhibit B, to the Issuer's independent directors, stating the Reporting Persons' belief that the Issuer's recent press release continues a pattern of misleading disclosure by the Issuer.  Specifically, while announcing the completion of an $8 million share repurchase program, the Issuer failed to disclose that despite the share repurchases, outstanding shares have increased by over 3.5% since Mr. Albright was hired in August 2011.  The Issuer's share count continues to increase in part due to stock grants to management, including granting options to Mr. Albright for 314,000 shares of stock which represents over 5% of the Issuer's outstanding shares.  The Issuer continues to transfer company assets to what the Reporting Persons believe is an underperforming management team.  The Reporting Persons call upon the Issuer's Board of Directors to expedite the sales process and maximize value for shareholders.

The Reporting Persons also call upon the Board of Directors to provide detailed disclosure about the advisors hired to oversee the sales process, how the advisors' independence was determined, and what process is being undertaken to maximize shareholder value.  Further, the Issuer has announced almost $120 million in transactions related to income properties, loan investments, and "venture interests" for 2015.  The Reporting Persons believe shareholders should be provided a full accounting of all commissions, brokerage fees, and any other transaction related expenses that have been incurred in conjunction with the previously referenced $120 million transactions, along with details as to who is being paid.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer.  In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.  Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)             As of the date hereof, Wintergreen Advisers may be deemed to be the beneficial owner of 1,543,075 Shares (26.0%) of the Issuer, and Wintergreen Fund may be deemed to be the beneficial owner of 1,232,334 Shares (20.7%) of the Issuer, each based upon the 5,944,412 shares outstanding as of the latest practicable date, as represented by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2015.

Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,543,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,543,075 Shares.

Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,232,334 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,232,334 Shares.

Reporting Persons have not transacted in the shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	Letter to Issuer's Independent Directors

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2016	Wintergreen Advisers, LLC

By: /s/ David J. Winters
Name: David J. Winters
Title: Managing Member

Wintergreen Fund, Inc.

By: /s/ David J. Winters
Name: David J. Winters
Title: Executive Vice President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

The undersigned agree that this Schedule 13D, amendment number 2, dated January 12, 2016, relating to the Common Stock, par value $1.00 per share, of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.

Dated: January 12, 2016	Wintergreen Advisers, LLC

By: /s/ David J. Winters
Name: David J. Winters
Title: Managing Member

Wintergreen Fund, Inc.

By: /s/ David J. Winters
Name: David J. Winters
Title: Executive Vice President

Exhibit B

January 12, 2016

Consolidated-Tomoka Land Co.
c/o William L. Olivari, Audit Committee Chairman
8 Creekview Way
Ormond Beach, FL 32174

Memorandum to: Consolidated-Tomoka Land Co. Independent Directors (the "Board")

On December 22, 2015, Consolidated-Tomoka Land Co. ("CTO" or the "Company") issued a press release that announced that the Company had completed an $8 million share repurchase program and approved a new $10 million share repurchase program.  Wintergreen Advisers, LLC ("Wintergreen") believes that this release continues a pattern of misleading disclosure by CTO that fails to properly convey what is actually going on at the Company. Wintergreen believes that truly full disclosure to all shareholders would have also included the following material points:

1.	CTO's outstanding share count has increased since John Albright has been appointed CEO. According to the Company's latest Form 10-Q filing, outstanding shares have increased by over 210,000 or 3.5% since Mr. Albright was hired in August 2011 --- despite the ongoing share repurchases. The typical benefit of a share repurchase program is that the outstanding share count shrinks, increasing each shareholder's equity in the company. However, since CTO's share repurchases aren't nearly enough to offset the shares being issued by the Company since Mr. Albright was hired (between August 2011 and September 30, 2015 CTO has repurchased 100,732 shares), CTO's shareholders only see continued dilution.
2.	CTO's share counts continue to increase due in part to stock grants to management. Since he was hired in August 2011, Mr. Albright alone has been granted options for 314,000 shares of stock which represent over 5% of the Company's outstanding shares. Overall, since Mr. Albright was hired, CTO has authorized stock grants for over 430,000 shares of stock which represents over 7.3% of the Company's outstanding shares. CTO has continued to transfer company assets to what we view as an underperforming management team.
3.	CTO holds repurchased shares in treasury, instead of retiring them. We believe this shows that the Company has no intention of reducing outstanding shares and benefiting shareholders – apparently the Board's goal for buybacks is simply to have more shares available to issue to management in future grants.

Wintergreen believes that management's goal is to extend its tenure as long as possible, including by delaying the sale of the Company and its assets.  The longer that management can extend the sales process, the more opportunities it will have to acquire CTO shares via stock grants that dilute every other CTO shareholder.   We believe CTO's management, with the Board's approval, repeatedly puts its personal interests ahead of shareholders.  We again remind the Board of its true constituency --- the Board works for shareholders and not for management.  We call upon the Board to expedite the sales process and maximize value for shareholders.  We believe now is the time to act, while interest rates remain low and to realize the benefit of the ongoing and escalating recovery of real estate values in Daytona Beach which we believe has been the primary reason for the recent increases in CTO's share price.

Management's pattern of communicating what we view as half-truths and misrepresentations must be immediately corrected.  Shareholders deserve a full and accurate picture of the Company – not the fairy tale that management has published.  For example, we believe the Company intentionally misled shareholders in its November 24, 2015 press release announcing the inclusion in the Company's proxy materials of our shareholder proposal to hire an independent adviser to evaluate the sale or liquidation of the Company.   We had been in contact with the Board and management during the months preceding the submission of our shareholder proposal and had very clearly voiced our concerns about CTO's management and the change of the Company's strategic direction.  Therefore, we believe that to say the Company "appreciated Wintergreen's support" when CTO management and the Board were well aware of our dissatisfaction was an attempt to intentionally mischaracterize our position in an attempt to mislead shareholders.
Wintergreen also calls upon the Board to provide detailed disclosure to all shareholders about what advisors have been hired to oversee the sales process and also the process that was undertaken to determine the independence of these advisors.  For what precise reason has the advisory firm been hired?  Is the focus on the best interests of shareholders or of management?  Are the advisors who have been engaged to evaluate the sale of the Company also recipients of the commissions and other fall-out benefits from the Company's transactions?  Further, the Company has announced almost $120 million in transactions related to income properties, loan investments, and "venture interests" for 2015. Wintergreen believes shareholders should be provided a full accounting of all commissions, brokerage fees, and any other transaction related expenses that have been incurred in conjunction with the previously referenced $120 million in transactions, along with details as to who is being paid. We would expect that the Board would have the courtesy and respect for all shareholders to provide this full disclosure ahead of the Board's January 2016 meeting so that shareholders have more complete information to evaluate management and the Board.

Recently, CTO director Jeff Fuqua stated that "the Board has been consistently and appropriately involved in the oversight of the Company's management and the review of financial disclosures". Based on the issues we have raised to the Board's attention over the past few months, including granting Mr. Albright options for over 5% of the Company's outstanding shares, possible securities law violations and what we view as grossly inadequate disclosure regarding the Company's expanded investment and derivative portfolios, we are puzzled by Mr. Fuqua's statement.  It seems to us that either the Board is not receiving from management the information it needs to effectively do its job or it is rubber-stamping whatever management puts in front of it for approval.  Neither option is palatable and neither sounds to us like appropriate oversight.  Mr. Fuqua also indicated that the Board and management have worked together to "create significant shareholder value."  Wintergreen believes that shareholders are not seeing any benefit – all we see are increased overhead and expenses, continued dilution as shares are gifted to management, and a flurry of commissions and expenses that benefit the advisors and brokers – all at the expense of shareholders.

Regards,

David J. Winters, CEO                                                                                                  Liz Cohernour, COO